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                                                                       EXHIBIT 7


                   AMENDMENT TO 1992 STOCK COMPENSATION PLAN

          The second paragraph of the Section titled "Name and General Purpose of Plan" is hereby amended by restatement to read as follows:

    "Effective January 19, 1998, the total number of shares of Common Stock of the Company reserved and available for issuance under the Plan shall be increased by 800,000 to 3,500,000 (subject to appropriate adjustment for any change in the stock due to merger, consolidation, reorganization, recapitalization, reincorporation, stock split, stock dividend in excess of 2% or other change in corporation structure). The additional 800,000 shares are only available for stock option grants under Part A of the Plan. The maximum number of shares of common stock of the Company with respect to which a Plan award may be granted to any individual may not exceed 750,000 in any consecutive three-year period. In addition, no more than 750,000 of such shares are to be issued as Restricted Stock. Such shares may consist of previously issued shares acquired by the Company, authorized but unissued shares, or any combination thereof, as determined by the Board of Directors of the Company."